

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 15, 2006

Mr. Robert C. Mussehl,
Agent for Service
Mogul Energy International, Inc.
520 Pike Street, Suite 2210
Seattle, Washington 98101

> **Re:** **Mogul Energy International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 17, 2006**
> **File No. 333-138806**

Dear Mr. Mussehl:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For

example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2. Please use defined terms consistently throughout the document and define the terms only once. For example, you define the term "Freehold Properties" on page 3, and define it page 24. In addition, on page 24 you use the term "Fairlight Properties," when it appears that you are referring to the "Freehold Properties."

Our Business, page 3

3. We note the disclosure indicating that you "have two projects available for exploration and production of hydrocarbons at this time." In view of the fact your projects do not include proved reserves, explain to us the basis for your assertion that the projects are available for production of hydrocarbons at this time. Note that this comment also applies to similar disclosure appearing on page 24 of your filing.

Risk Factors

Risks Associated With Our Start-Up Status

General

4. Many of your risk factors could apply to any oil and gas exploration company. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. For example, in the risk factor entitled "The oil and gas exploration business involves many operating risks…," on page 7, you list many risk factors that could cause your operations to cease or diminish. As another example, in the risk factor entitled "Oil and gas prices fluctuate widely…," on page 9 you list several factors that could affect the amount of oil and gas that you could produce. As a final example, in the risk factor entitled "Oil and gas operations are subject to comprehensive regulation…" on page 11 you indicate that your operations are subject to federal, state and local laws, yet your operations are in Canada and Egypt. Please revise your disclosure to explain how each of these factors specifically relate to your operations.

5. Eliminate language that mitigates the risk you present. For example, in the risk factors entitled "Exploration and production activities are subject to certain environmental regulations…," on page 11 and "We are subject

to various potential environmental liabilities…," on page 12 you state that you believe that your risks are not materially different from those faced by other companies in your industry. Please delete this mitigating language.

Risks Associated With the Offering

"We do not intend to pay dividends for the foreseeable future…," page 17

6. In this risk factor, you also discuss risks relating to the inexperience of your management team. Please separate out this risk and discuss it under a separate heading.

"Our proposed business raises potential conflicts of interests…," page 18

7. Please revise the disclosure in this risk factor to state plainly and clearly the actual risk to investors in regard to management conflicts, and delete the mitigating language explains your procedures for addressing this type of risk.

Management's Discussion and Analysis or Plan of Operations

Results of Financial Operations, page 22

8. We note that you have not had revenues from operations during your last fiscal year or the subsequent interim period during your current fiscal year. In view of this, explain to us how you have considered the disclosure requirements of Item 303(a) of Regulation S-B.

9. We note that you report material capitalized costs that are not subject amortization but that are subject to periodic evaluation for impairment under the full cost rules. In view of the significance of these capitalized costs, and the significant estimates and assumptions that would be involved in an assessment for impairment, explain to us how you have considered providing disclosure regarding your critical accounting estimates as they relate to asset impairment. For further guidance, see SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Item V, which can be found at:

http://www.sec.gov/rules/interp/33-8350.htm

Please describe your plan of operations as required by Item 303(a) of Regulation S-B, including a discussion of your drilling plan, the capital requirements for you drilling plan, how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months.

Description of our Business

Our Resource Properties, page 24

10.   In the first bullet of this section you refer to certain freehold oil and gas leases "identified in the List of Freehold Properties Leases." Please advise whether this is the list of leases that are part of Exhibit 10.8. If true, please revise your disclosure accordingly and file all material leases.

Fairlight Prospect

11.   We note your statement that you acquired a 50% working interest in the Fairlight Prospect from MEL under the Farm-Out Agreement dated November 8, 2006. However, under "Our Resource Properties" on the same page, you state that you have a 100% working interest in the Fairlight Prospect. Please advise.

12. We note that the Farm-Out Agreement refers to a Joint Venture Agreement. Please file the Joint Venture Agreement as an exhibit.

13. We note that section 3.2 of the Farm-Out Agreement states that if the work obligation is not completed by April 1, 2006 then the contract will terminate. We also note your disclosure in Note 5 to your audited financial statements that the lease expires on March 31, 2007. Please advise

14. Please supplementally confirm whether Exhibit 10.12 is the agreement that entitles you to a 50% working interest in any additional freehold or crown lands surrounding the Fairlight Prospect that are acquired by Transpacific.

15. You state that the Leases are for a three year term and pay a 15% royalty. Please state to whom this royalty is payable. We note the disclosure in Note 9 to your audited financial statements that in addition to a royalty, you must also pay a lump sum rental fee. Please state the amount of this fee and the terms of its payment. Provide also disclosure regarding what constitutes a royalty fee comparable to that which you provide in Note 9.

16. You indicate that you have 9,300 acres under lease as part of the Freehold Properties. However, in Note 9 to your audited financial statements you state that you have 11,700 acres. Please advise.

17. You state that you will establish a four member operating committee to conduct the exploration and development of the Freehold Properties. Please state when this committee will be established, identify its members and discuss how it will operate, including how decisions will be made. Please file as an exhibit any agreement that sets forth the rights and responsibilities of the committee.

18. We note that you say on page 25 that that there can be no assurance that the proceeds from this offering will be sufficient or timely available for the drilling program, in which case the Leases will expire and the Fairlight Agreement will cease. Given that you are registering shares for resale by your selling shareholders and will only receive proceeds if warrants are exercised, please revise this statement accordingly.

Contractual Commitments and Initial Drilling Program, page 25

19. We note your discussion of a test well that has been plugged and abandoned. Explain to us how you have accounted for the costs

associated with this well. Explain how your accounting complies with Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

The Egyptian Concession

20.   Please provide a brief description of the assignment by MEL of its 40% interest in the Egyptian Concession to Sea Dragon.

21.   Please state when it is expected that Dover will apply for the approval of the Egyptian government to its assignment of its 85% interest to MEL and its assignees, when it is expected that such approval will be obtained, and consequently when it is expected that drilling operations will begin. Please supplementally advise if the Deed of Assignment filed as Exhibit 10. 11 is the document that will be filed to obtain the Egyptian government's approval.

22.   Please add a risk factor that discusses the risk to the company if the approval of the Egyptian government is not obtained or there is a delay in obtaining such approval.

23.   Please file as an exhibit the Transpacific Joint Venture Agreement referred to in exhibit 10.5.

Legal Proceedings, page 29

24.   Please provide the information required by Item 103 of Regulation S-B in regard to the claim by Ghareeb Awad and Transpacific, including a description of the facts underlying the proceeding. Given that Transpacific has interests in each of your properties, please also add a brief discussion of how this litigation has impacted your operations. Add a risk factor, if appropriate.

Management, page 30

General

25.   For each officer's biography provide the month and year they held each named position or office during the past five years. In regard to Mr. Tyab, we note that your website indicates he was the founder and major shareholder of Foresight Capital Corp. from 1997 to 2002. Please advise.

Executive Compensation

Employment Contracts and Termination of Employment, page 35

26.   Please file as an exhibit the agreement with Mr. Pratt.

Certain Relationships and Related Transactions, page 37

27.   Please state whether each of the transactions you describe in this section are on terms that you would have received had you entered into such transactions with unaffiliated third parties.

28.   Please state whether you received an independent evaluation of the consideration you paid for each the transactions you describe in this section with MEL. If not, explain how the consideration was determined.

29.   Please state Mr. Parvez Tyab's ownership interest in MEL.

30.   You state that Transpacific is the operator for the Fairlight Prospect. However, on page 24 you indicate that you have the working interest in this property and that Transpacific has a carried interest. Please advise.

31.   If required by Item 404 of Regulation S-B, please identify the individuals who do the accounting and administrative work for you, state how much they are paid, and file as an exhibit the agreement governing the provision of services.

32.   Please identify the officers and directors to whom you owed money at December 31, 2005 and September 30, 2006. In regard to the non-interest bearing advances, please state the principal amount and maturity date, and file the loan agreements as exhibits.

33.   Please specify the operating expenses incurred by MEL on your behalf, and file as an exhibit the agreement with MEL relating to the advance of operating expenses.

34.   Please identify the Director from whom you lease office space and file the lease as an exhibit.

Selling Shareholders, page 41

35. Please add footnotes that identify the natural person who has voting and disposition authority for the stock owned by each entity that is a selling shareholder.

36. Describe the transactions in which each of the selling shareholders acquired the stock being registered for resale. Please file as exhibits all relevant agreements.

Experts, page 49

37. Please provide a consent of Messers. Chapman and Moore to the filing of their report as an exhibit to the registration statement.

Financial Statements

General

38. Please revise the description of the stage of your business throughout your financial statements to be "exploration stage" as the term "start-up stage" is not contemplated within U.S. GAAP.

Annual Financial Statements

Statements of Operations, page F-10

39. Please explain to us the consideration you have given to classifying your statement of operations based on the function of the expense, e.g., exploration, general and administrative, etc., rather than the nature of the expense, e.g., legal and professional fees, consulting expense, etc.

Notes to the Financial Statements

General

40.   Throughout the notes to your financial statements, you include reference to interim amounts as of June 30, 2006. As the financial statements in your filing have now been updated through September 30, 2006, information as of June 30, 2006 is no longer relevant. Accordingly, please update the interim information as of and for the six-months ended June 30, 2006 to September 30, 2006. Alternatively remove the June 30, 2006 interim information and maintain the interim financial statements for the nine-months ended September 30, 2006 on pages F-2 to F-6.

Note 5 – Exploration and Assessment, page F-16

Fairlight Prospect, page F-17

41.   We note the disclosure indicating that your lease for the Fairlight Prospect expires on March 31, 2007. Please reconcile the March 31, 2007 lease expiration date with your disclosure on page 25 that your Fairlight leases entered into in October 2005 through February 2006 have three year terms that expire in 2008 and 2009.

42.   Please provide a reasonably detailed description of the current status of the significant properties or projects excluded from the capitalized costs being amortized, including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for additional guidance. Additionally, in view of the significance of the excluded costs and the related activity during the interim period ended September 30, 2006, include corresponding, updated disclosure in the notes to your interim financial statements.

Note 10 – Interim Financial Statements, page F-18

43.   We note that you recorded the capitalized costs relating to the oil and gas acquisitions and exploration activity as intangible assets. Explain to us your basis for this classification, including why you believe it is consistent with the guidance in EITF 04-02. In the event you reclassify these costs to tangible assets, revise the last sentence of the second paragraph of your MD&A on page 22 to reflect the reclassification.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne (202) 551-3688 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Sierchio, Esq.
        R. Milne
        D. Levy